EXHIBIT 99.3

INTERTAN, INC.

NON-EMPLOYEE DIRECTOR

NON-QUALIFIED STOCK OPTION AGREEMENT

This NON-EMPLOYEE DIRECTOR NON-QUALIFIED STOCK OPTION AGREEMENT, made as of the 7th day of June, 1999 by and between InterTAN, Inc., a Delaware corporation (the “Company”), and W. Darcy McKeough, a director of the Company (“Director”);

W I T N E S S E T H:

WHEREAS, subject to and upon the terms and conditions of this Agreement, the Board of Directors of the Company has determined that it is desirable to grant an option to Director, who currently serves as a director of the Company but is not an employee of the Company or any of its affiliates;

NOW, THEREFORE, for good and valuable consideration, it is agreed as follows:

1. Grant of Option; Vesting. The Company hereby grants to Director the option to purchase, as hereinafter set forth, 20,000 shares of common stock of the Company at the exercise price of $15.75 per share. Except as otherwise expressly provided in this Agreement, the option will vest and become exercisable in four equal components of 5,000 shares on each of the following dates: (i) the date of the general meeting of the Company’s stockholders next following the date of this Agreement that is held in calendar year 1999, provided Director is still a director of the Company on such date; (ii) the date of the annual general meeting of the Company’s stockholders in calendar year 2000, provided Director is still a director of the Company on such date; (iii) the date of the annual general meeting of the Company’s stockholders in calendar year 2001, provided Director is still a director of the Company on such date; and (iv) the date of the annual general meeting of the Company’s stockholders in calendar year 2002, provided Director is still a director of the Company on such date. The grant of the option is subject to and contingent upon the approval of the stockholders of the Company at the Stockholders’ Meeting.

2. Option Period and Terms of Exercise of Option. The option will become exercisable on the respective dates of vesting as set forth in paragraph 1 and, except as provided in paragraph 10, will terminate on the first to occur of (i) ten years from the date of this Agreement (June 7, 2009); (ii) the date on which Director’s service as a director of the Company terminates for any reason; or (iii) to the extent any portion of this option has not theretofore vested, the effective date of the final interpretation of APB No. 25 related to Financial Accounting Standard 123 of the Financial Accounting Standards Board if the general effect thereof would be to require the Company to take an earnings charge based on the fair value of the unvested portion of such option on the applicable vesting dates; provided that if said directorship terminates less than ten years from the date hereof for any reason other than Director’s death, then Director (or a permitted transferee referred to in paragraph 9) may exercise the option, to the extent Director was vested and entitled to exercise the option on the date of termination of the directorship, at any time within one year after such termination but not after the expiration of the ten-year period; and provided further that if said directorship terminates less than ten years from the date hereof by reason of Director’s death, then any unvested portion of the option shall become immediately and fully vested and exercisable and the executor or administrator of the estate of Director or any person who has acquired the option directly from Director by bequest or inheritance (or a permitted transferee referred to in paragraph 9) may exercise the option at any time within one year after such death, but not after the expiration of the ten-year period.

3. Requirement of Directorship. Except as provided in paragraph 2 hereof, the option and the rights evidenced hereby may not be exercised unless Director is at the time of exercise serving as a director of the Company.

4. Exercise of Option. The option may be exercised by written notice signed by Director (or if the option has been transferred pursuant to paragraph 9, a permitted transferee) and delivered to the Chairman of the Board of the Company or sent by registered or certified mail, postage prepaid, addressed to the Company (for the attention of its Chairman of the Board) at its corporate office at 3300 Highway 7, Suite 904, Concord, Ontario L4K 4M3. Such notice shall state the number of shares as to which the option is exercised and shall be accompanied by the full amount of the exercise price for such shares. The exercise price may be paid in cash or, in whole or in part, by the surrender of issued and outstanding shares of common stock of the Company which shall be credited against the exercise price at the Fair Market Value of the shares surrendered on the date immediately prior to the date of exercise of the option. Any such notice shall be deemed given on the date on which the same was deposited in the mail, addressed and sent in accordance with this paragraph. Promptly after demand by the Company, Director shall pay to the Company an amount equal to applicable withholding taxes, if any, due in connection with the exercise of the option. For purposes of this paragraph, the term “Fair Market Value” shall mean, with respect to the common stock of the Company, the closing price of the common stock on the New York Stock Exchange or such other securities exchange or automated quotation system on which the common stock of the Company is then listed, whichever is applicable, as published in The Wall Street Journal on the date in question.

5. Cashless Exercise. Payment of the exercise price of the option also may be made by delivery to the Company or its designated agent (in the manner provided in paragraph 4 above) of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the shares with respect to which the option is exercised and deliver the sale or margin loan proceeds directly to the Company to pay the exercise price and applicable withholding taxes, if any, due in connection with such cashless exercise.

6. Delivery of Certificates Upon Exercise of Options. Delivery of a certificate or certificates representing the purchased shares shall be made promptly after receipt of notice of exercise and payment of the purchase price (if other than a cashless exercise) and the amount of any withholding taxes to the Company, if required; provided, however, that the Company shall have such time as is necessary to qualify or register such shares under any applicable law or governmental rule or regulation or list such shares on any securities exchange or automated quotation system on which the common stock of the Company is then listed. If the Company so elects, its obligation to deliver shares of common stock upon the exercise of the option shall be conditioned upon its receipt from the person exercising the option of an executed investment letter, in form and content satisfactory to the Company and its legal counsel, evidencing the investment intent of such person and such other matters as the Company may reasonably require. In addition, if the Company so elects, the certificate or certificates representing the shares of common stock issued upon exercise of the option shall bear a legend in substantially the following form:

THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS SUCH SHARES ARE FIRST REGISTERED THEREUNDER OR UNLESS THE COMPANY RECEIVES A WRITTEN OPINION OF COUNSEL, WHICH OPINION AND COUNSEL ARE ACCEPTABLE TO THE COMPANY, TO THE EFFECT THAT REGISTRATION THEREUNDER IS NOT REQUIRED.

7. Adjustments Upon Change in Common Stock. In the event that before delivery by the Company of all the shares in respect of which the option is granted, the Company shall have effected a split of the common stock or a dividend payable in common stock, or the outstanding common stock of the Company shall have been combined into a smaller number of shares, the shares still subject to the option shall be increased or decreased to reflect proportionately the increase or decrease in the number of shares outstanding, and the exercise price per share shall be decreased or increased so that the aggregate exercise price for all the then optioned shares shall remain the same as immediately prior to such split, dividend or combination. In the event of a reclassification of the common stock not covered by the foregoing, or in the event of a liquidation, separation or reorganization, including a merger, consolidation or sale of assets, it is agreed that the Board of Directors of the Company shall make such adjustments, if any, as it may deem appropriate in the number of shares, exercise price and kind of shares still subject to the option.

8. Change in Control. Anything herein to the contrary notwithstanding, the option shall vest in full upon the occurrence of a “Change in Control.” For purposes of this Agreement, Change in Control means, with respect to the Company, any of the following:

(i)	any event affecting the Company that would be required to be reported by a reporting company as a change in control pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(ii)	any “person” (as such term is used in Section 13(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding securities of the Company;

(iii)	at any time during any 24-month period, the individuals who were serving on the Board of Directors of the Company at the beginning of such period or who were nominated for election or elected to such Board during such period by a vote at least two-thirds of such individuals still in office shall cease to constitute a majority of such Board;

(iv)	any merger or consolidation of the Company with any other corporation or any sale of all or substantially all of the assets of the Company, other than a merger, consolidation or sale that results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent thereof outstanding immediately thereafter; or

(v)	the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

9. Transferability. The option shall be exercisable only by Director or by a person or entity to which Director is permitted to transfer the option in accordance with this paragraph 9. The option may be transferred by Director only as follows:

(i)	by will or the laws of descent and distribution upon the death of Director;

(ii)	by gift or a domestic relations order to a “family member” of Director, as such term is defined in the instructions to Form S-8 under the Securities Act of 1933, as amended, including without limitation trusts in which family members of Director have more than 50% of the beneficial interest, foundations in which such family members control the management of assets, and any other entity in which such family members or Director own more than 50% of the voting interests; or

(iii)	to an entity in which more than 50% of the voting interests are owned by Director or Director’s family members in exchange for an interest or interests in that entity.

Each permitted transferee will execute an agreement satisfactory to the Company agreeing to be bound by the terms and provisions of this Agreement; provided, however, that the vesting and exercisability of the option and the term of the option shall be determined by reference to Director’s performance of director services for the Company. Any attempted sale, transfer, pledge, exchange, hypothecation or other disposition of the option not specifically permitted by this Agreement shall be null and void and without effect.

10. Termination of Directorship on Account of Certain Acts. Anything herein to the contrary notwithstanding, in the event of the termination of Director’s service as a director of the Company on account of fraud, dishonesty or other acts detrimental to the interests of the Company or a subsidiary, the option shall automatically terminate and be null and void as of the date of such termination.

11. Amendment. This Agreement may be amended, and the terms hereof may be waived, to the extent permitted by applicable law and regulations in effect from time to time, only by a written instrument signed by the Company and Director or, in the case of a waiver, by the party waiving compliance.

12. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the law of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first above written.

INTERTAN, INC.

By:	/s/ Brian E. Levy
BRIAN E. LEVY, PRESIDENT AND CHIEF
EXECUTIVE OFFICER

/s/ W. Darcy McKeough
W. DARCY MCKEOUGH

AMENDMENT

TO INTERTAN, INC. NON-EMPLOYEE DIRECTOR

NON-QUALIFIED STOCK OPTION AGREEMENT

In accordance with Section 11 of the InterTAN, Inc. Non-Employee Director Non-Qualified Stock Option Agreement (the “Agreement”), dated June 7, 1999, by and between InterTAN, Inc. (the “Company”) and W. Darcy McKeough, both parties agree to hereby amend the Agreement as follows:

1.	Section 1 of the Agreement is deleted in its entirety and replaced with the following new Section 1:

“The Company has entered into an Acquisition Agreement and Agreement and Plan of Merger, by and among Circuit City Stores, Inc. (“Circuit City”), Winston Acquisition Corp. and InterTAN, Inc., dated as of March 30, 2004 (the “Acquisition Agreement”). Effective upon the Share Purchase Date as defined in the Acquisition Agreement (the “Restatement Date”), the Company hereby converts Director’s outstanding option granted on June 7, 1999 into an option to purchase, as hereinafter set forth, a number of shares of common stock, par value $.50 per share, of Circuit City Stores, Inc. (“Common Stock”), equal to 30,000 multiplied by the Option Exchange Ratio (as determined under Section 2.4 of the Acquisition Agreement) at an exercise price per share equal to $15.75 divided by the Option Exchange Ratio. These options shall be fully vested and immediately exercisable.”

2.	Sections 4, 5, 6, 7 and 11 of the Agreement are amended to substitute “Circuit City” for “the Company.”

3.	Section 4 of the Agreement is further amended by deleting the first sentence thereof in its entirety and substituting in lieu thereof the following:

“The option may be exercised by completing a written Notice of Exercise signed by Director (or if the option has been transferred pursuant to paragraph 9, a permitted transferee) and delivering the completed Notice of Exercise to Jeff Losch or the Secretary of Circuit City.”

4.	Section 5 of the Agreement is further amended by inserting the words “To the extent permitted by law, payment” in lieu of the word “Payment.”

5.	Each reference in the Agreement to “the common stock” or “the common stock of the Company” shall be deemed to be a reference to the Common Stock.

6.	In all respects not amended, the Agreement is hereby ratified and confirmed.

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To record adoption of this amendment as set forth above, the Company has caused this document to be signed on this 7th day of May, 2004

INTERTAN, INC.

By:	/s/ Jeffrey A. Losch
Name:	Jeffrey A. Losch
Title:	Senior Vice President, General Counsel and Secretary

ACKNOWLEDGED AND AGREED:

W. DARCY MCKEOUGH

/s/ W. Darcy McKeough